Exhibit 99.2

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Drew Holdings Limited
2	Reason for the notification
a)	Position/status	Company affiliated with Chairman and Director Tor Olav Trøim
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Borr Drilling Limited
b)	LEI	213800J2JPCTXLHQ5R78
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares in Borr Drilling Limited (ISIN: BMG1466R1732)
b)	Nature of the transaction	Purchase
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		3.9335	1,500,000
d)	Aggregated information — Aggregated volume — Price	1,500,000 shares at $3.9335 per share for a total of $5,900,250
e)	Date of the transaction	08/11/2024
f)	Place of the transaction	XNYS – New York Stock Exchange